FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 2, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors completes acquisition of Jaguar Land Rover

Mumbai, June 2, 2008: Tata Motors today acquired the Jaguar Land Rover businesses from Ford Motor Company for a net consideration of US $2.3 billion, as announced on March 26, in an all-cash transaction. Ford has contributed about US $600 million to the Jaguar Land Rover pension plans.

Mr. Ratan N. Tata, Chairman of Tata Sons and Tata Motors, was present at the handing over ceremony at the head quarters of Jaguar Land Rover at Gaydon in the UK along with Mr. Don Leclair, the Executive Vice President and Chief Financial Officer of Ford Motor Company, and Mr. Lewis Booth, Executive Vice President of Ford Motor Company, who has responsibility for Ford of Europe, Volvo and Jaguar Land Rover.

Commenting on the occasion, Mr. Tata said, "This is a momentous time for all of us at Tata Motors. Jaguar and Land Rover are two iconic British brands with worldwide growth prospects. We are looking forward to extending our full support to the Jaguar Land Rover team to realise their competitive potential. Jaguar Land Rover will retain their distinctive identities and continue to pursue their respective business plans as before. We recognise the significant improvement in the performance of the two brands and look forward to this trend continuing in the coming years. It is our intention to work closely to support the Jaguar Land Rover team in building the success and preeminence of the two brands."

Tata Motors confirmed that Mr. David Smith, the acting Chief Executive Officer of Jaguar Land Rover, would be the new CEO of the business. Mr. Smith has 25 years of experience with Jaguar Land Rover and Ford. Before recently returning to Jaguar Land Rover as its Chief Financial Officer, he was Director Finance and Business Strategy for PAG and Ford of Europe.

Mr. Smith said, "We are very pleased with the association with Tata Motors. We look forward to a sustained bright future for the company and its stakeholders."

Jaguar Land Rover has been acquired at a cost of US$ 2.3 billion on a cash free, debt-free basis. The purchase consideration includes the ownership by Jaguar and Land Rover or perpetual royalty-free licences of all necessary Intellectual Property Rights, manufacturing plants, two advanced design centres in the UK, and worldwide network of National Sales Companies.

Long term agreements have been entered into for supply of engines, stampings and other components to Jaguar Land Rover. Other areas of transition support from Ford include IT, accounting and access to test facilities. The two companies will continue to cooperate in areas such as design and development through sharing of platforms and joint development of hybrid technologies and powertrain engineering. The Ford Motor Credit Company will continue to provide financing for Jaguar Land Rover dealers and customers for a transition period. Tata Motors is in an advanced stage of negotiations with leading auto finance providers to support the Jaguar Land Rover business in the UK, Europe and the US, and is expected to select financial services partners shortly.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

______________________________________________

______________________________________________